UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                                  FORM 12b-25
             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: June 30, 2004                        SEC FILE NUMBER 000-22373
                                                        CUSIP NUMBER 290133 10 7
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:
                 ------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-QSB

Part I - Registrant Information

         Full Name of Registrant     Diversified Financial Resources Corporation

         Former Name if Applicable

         Address of Principal Executive Office:          1771 Wolviston Way
                                                     San Diego, California 92154

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[ X ]   (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b)      The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)      The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.




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Part III - Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

Diversified Financial Resources Corporation (the "Company") is in the process of changing its independent auditors. The change in auditors has caused a delay in the Company's ability to file its Form 10QSB for the quarter ended June 30, 2004. Consequently, the Company will be unable to complete the preparation of the information required by Form 10-QSB in a timely fashion without unreasonable effort or expense to the Company without obtaining the extension allowable under this Form.


Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

  John Chapman                      President                  (619) 575-7041
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     (Name)                          (Title)                 (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                                              (X) Yes  (   )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             (   ) Yes  ( X ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  Diversified Financial Resources Corporation
--------------------------------------------------------------------------------
                 (Name of Registrant as specified in Charter)



In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Executed this 12th day of August 2004.

                                             /s/ John Chapman
                                          --------------------------------------
                                          John Chapman, President




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